ehāve, Inc.

250 University Avenue, Suite 200

Toronto, ON M5H 3E5 Canada

January 28, 2016

BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	ehāve, Inc.
File Registration No. 333-207107

Gentlemen:

We hereby withdraw our request for acceleration of the effective time and date of the Registration Statement described above.

Should you have any questions regarding the foregoing application for withdrawal, please contact David Lubin at 516-887-8200, of David Lubin & Associates, PLLC, our legal counsel in connection with the above referenced Registration Statement.

Thank you for your attention to this matter.

Very truly yours,

ehāve, Inc.

By:	/s/ Scott L. Woodrow
Scott L. Woodrow
President and Chief Executive Officer (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

cc: David Lubin, Esq.